GROOVE BOTANICALS INC.

310 Fourth Avenue South, Suite 7000

Minneapolis, MN 55415

December 23, 2022

VIA EDGAR UPLOAD

Michael Purcell

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:      GROOVE BOTANICALS INC. REQUEST FOR WITHDRAWAL

File No.: 000-23476

Dear Mr. Purcell:

On November 4, 2022, September 16, 2011, Groove Botanicals Inc., a Nevada corporation (the “Company”), filed a form 10-12G registration statement (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company will refile a new form 10-12G registration statement immediately following this Request for Withdrawal.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, John J. Brannelly at (801) 871-522566.

Sincerely,

Groove Botanicals Inc.,

By: /s/ Kent Rodriguez, President.